Pencilish Animation Studios Inc.



ANNUAL REPORT

2020 Fieldstone Pkwy, Suite 900-339

Franklin, TN 37069

(615) 430-9726

pencilish.com

This Annual Report is dated May 19, 2023.

BUSINESS

Pencilish Animation Studios is a C-Corp organized under the laws of the state of Delaware. Pencilish Animation Studios is a start-up entertainment company that is creating original animated series that we are producing/ growing independently.

The Company's business model consists of making deals with streamers, huge conglomerates, and licensing products with our characters. We believe there's never been a time when average people could invest in the next potential Mickey Mouse! Pencilish Studios, with its multi-billion-dollar hit-making advisory board, is poised to be the company to reach those goals. With four intellectual properties already in production, we have our sights on new hires, key co-partnership deals, and a phase 2 slate of projects that will take us into Phase 2 development/production as we build an entertainment IP library with our investors.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $2,193,203.05

Number of Securities Sold: 732,100

Use of proceeds: Phase 1 of project developments

Date: October 31, 2021

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

• How long can the business operate without revenue:
We feel that at our current burn rate, and with the projects that we have in development, we could potentially operate the company for an additional 12 to 18 months without revenue generation.
• Foreseeable major expenses based on projections:
We believe that some of our major expenses will be related to developing, creating, and animating our future projects. Animation is a labor intensive and costly process, therefore the labor associated with it, whether it be hiring someone full time, part time, or hiring a third party company to assist with this process are some of our higher costs. Other major expenses could also be associated with the animated shows, such as talent costs, music, or other costs. Travel and participation in different Animation related sales events or licensing expos worldwide, is also a cost. Acquiring or licensing content could also be a future major expense.
• Future operational challenges:
Some of Pencilish's potential future operational challenges could be keeping our costs low enough to create the initial short form content to give ourselves an opportunity to monetize them and recoup our initial development costs. Animation is a competitive business with many great, large, and well capitalized companies, such as Disney, in the space. Securing the right intellectual property, the right talent, and competing in this space could be challenging for us. Also, initially monetizing short form animation could be a challenge for us with limited opportunities, such as YouTube, existing for short form monetization.
• Future challenges related to capital resources:
The current state of our economy, along with rising inflation, could hinder our ability to raise capital from traditional capital markets such as bank financing or venture capital. Currently we

have relied on crowdfunding and with a vast majority of people seeing rising inflation while national wages have not kept up to the same pace as inflation, crowdfunding could be more difficult as well. Crowdfunding is also becoming a more competitive landscape as more and more companies have attempted to use this method to capitalize their companies.

• Future milestones and events:

There are multiple milestones and events that could significantly impact Pencilish in the future. One being the potential sale of our first series. We rely on a model that sees us invest into short form animated content, release it on YouTube which provides exposure and limited revenue, but our intention is to take that IP, once proven in the marketplace, and partner with larger distributors or streamers to develop them into full animated series. Selling our first series could provide us with cash flow, exposure, potential profitability, economies of scale, and other potential benefits to our company.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $409,062.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Tom Bancroft

Tom Bancroft's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, President, Treasurer, Secretary, Director

Dates of Service: August, 2021 - Present

Responsibilities: Vision for the company, discovering/hiring for key roles, financial overview of company revenues, creative vision for our brands and properties. Equity: 77.14%, Salary: $190k annually.

Position: Animation Director/ Creator/ Writer

Dates of Service: August, 2022 - Present

Responsibilities: Creation of two of our intellectual properties and animation direction on all Pencilish series.

Other business experience in the past three years:

Employer: Lipscomb University

Title: Program director, Animation program

Dates of Service: September, 2014 - May, 2022

Responsibilities: Teaching classes in Animation, Character Design, and Animation production. Hiring full time and adjunct professors, curriculum creation and general program events/ growth.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Tom Bancroft

Amount and nature of Beneficial ownership: 120,000

Percent of class: 77.14

Title of class: Class B Common Stock

Stockholder Name: Tom Bancroft

Amount and nature of Beneficial ownership: 1,710,000

Percent of class: 77.14

Title of class: Class B Common Stock

Stockholder Name: Ash Greyson

Amount and nature of Beneficial ownership: 450,000

Percent of class: 20.0

RELATED PARTY TRANSACTIONS

Name of Entity: Arolucha Inc

Names of 20% owners: Jason Brown

Relationship to Company: Controlled by majority shareholder in Pencilish

Nature / amount of interest in the transaction: The amounts were loaned to fund the creation of an animated series.

Material Terms: In 2021 the Company loaned $20,000 to a Company controlled by a shareholder at 6% interest deferred until maturity in 2024. The amounts were loaned to fund the creation of an animated series. Additionally, in exchange for the loan, the Company will receive 33% of the revenue from the animated series and other connected ancillary revenue streams, excluding live events and live action television show.

Name of Entity: Called Higher Studios Inc

Names of 20% owners: Jason Brown

Relationship to Company: company controlled by a majority shareholder

Nature / amount of interest in the transaction: Promissory note for $30,000 & 4% equity participation

Material Terms: In 2020 the Company entered into a promissory note with a company controlled by a majority shareholder for an amount of $30,000. Additionally, in exchange for the loan, the note holder also received a 4% equity participation in the Company's shares of Class B common stock, for a total of 120,000 shares. The loan was repaid in 2021.

Name of Entity: Ribbow Media Group, LLC

Names of 20% owners: Ash Greyson

Relationship to Company: Company controlled by a shareholder.

Nature / amount of interest in the transaction: Expenses paid for marketing

Material Terms: The Company incurred $333k in marketing expenses in 2021 related to its equity crowdfunding campaign. These expenses were paid to a Company controlled by a shareholder.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 575,163 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 3,000,000 with a total of 1,674,343 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Holders of Class A shall be entitled to receive such dividends a may be declared from time to time by the Board of Directors with respect to the Class B Common Stock out of any assets of the Corporation legally available therefore.

Except as expressly set forth in Exhibit F, Articles of Incorporation, Class A shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class B Common Stock.

Class B Common Stock

The amount of security authorized is 3,000,000 with a total of 2,160,000 outstanding.

Voting Rights

Ten votes per share.

Material Rights

There are no material rights associated with Class B Common Stock.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

• Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. • Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. • Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. • The transferability of the Securities you are buying is limited Any Class A Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. • Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the family entertainment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. • If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class A Voting Common Stock in the amount of up to $2,800,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." • We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. • Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. • Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. • Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. • The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. • We are reliant on one main type of service All of our current services are variants on one type of service, entertainment related to animation. Our revenues are therefore dependent upon the market for animated content and related products. • Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage on many animated products. Delays or cost overruns in the development of our shows and content, and failure of the product to meet our performance estimates in the market, ie being sold to other companies, may be caused by, among other things, unanticipated technological hurdles, difficulties in production, a lack of buyers or too much competition in the animation space. Any of these events could materially and adversely affect our operating performance and results of operations. • Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. • You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. • Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. • This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. • Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current animated products have. It is possible that our new animated shows will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. • We face significant market competition The entertainment market in which we operate is intensely competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence, which could adversely affect our operating results. • We are competing against other recreational activities We face competition for our audiences from a multitude of entertainment choices including, but not limited to, social media, streaming platforms, as well as from other forms of live events, as well as televised, streamed and filmed entertainment and other leisure activities, in a rapidly changing and increasingly fragmented marketplace. Many of the companies with whom we compete have substantially greater financial resources than we do, such as Disney and Pixar. Even among fans of animated content, we compete with televised, streamed and filmed entertainment from U.S. and International companies. For the sale of our merchandise, we compete with entertainment companies, professional animation companies, and other makers of branded apparel and merchandise. Our competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential performers. Our failure to compete effectively could result in a significant disadvantage or financial losses, any of which could adversely affect our operating results. • We are an early stage company and have not yet generated any profits Pencilish Animation Studios, Inc has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Pencilish has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. • We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively limited to no revenue. If you are investing in this company, it's because you think that Pencilish is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. • Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. • The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. • We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including third party animation services, music, and other animated related services. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. • The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pencilish Studios Youtube Channel or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pencilish Studios Youtube Channel could harm our reputation and materially negatively impact our financial condition and business. • We are a relatively-new company. Pencilish Animation Studios, Inc was incorporated in October 2020. It is a relatively new company, with limited history upon which an evaluation of its past performance and future prospects can be made. As of December 31, 2022, the date of our last reviewed financial statements, we had not yet generated profits. The Company's ability to continue in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. • We Depend On a Small Management Team We depend on a small management team, creative team, and will need to hire more people to be successful. Our success also depends on being able to retain and continue to recruit key performers, illustrators, and animators, if not the quality and popularity of our brand, product, and intellectual property could decline, which could adversely affect our operating results. • You Do Not Control The Company We are offering Class A Voting Common Stock, which means you will have a diminished say in the direction of the Company as our Founder, CEO and Sole Director controls the Company and will continue to do so after this offering, including any material corporate decisions, such as mergers, acquisitions, dissolution or winding up of the company. Our Board may make a decision you disagree with and you will not have a mechanism to change or disapprove of this. Our certificate of incorporation authorizes us to issue "blank check" preferred stock, the designation, number, voting powers, preferences and rights of which may be fixed or altered from time to time by the board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the rights of the common stockholders. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. • Our Founder, CEO and Sole Director controls the Company. Our Founder, CEO and Sole Director controls the Company and will continue to do so after this offering. We currently have no independent directors. Tom Bancroft, our Founder, Chief Executive Officer and Sole Director, is currently also our controlling shareholder. As the majority holder of Class B Voting Common Stock, which gives him 10 votes per share, as opposed to one vote per share for holders of Class A Voting Common Stock like you, he will continue to hold a majority of the voting power of all our equity stock at the conclusion of this offering, and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters compensation and related party transactions. Tom's voting power through his ownership of our Class B Voting Common Stock could discourage or preclude others from initiating potential mergers, takeovers or other change of control transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Pencilish Animation Studios, having extra checks and balances to prevent fraud and produce reliable financial reports. We are offering voting common stock which has one vote per share. We can issue preferred stock without stockholder approval, which could materially adversely affect the rights of common stockholders. • Dependent on Founders Our success will greatly depend on the skills, connections and experiences of our founders, Tom Bancroft & Ash Greyson. We are also dependent on the relationships of our Advisory Board Members. We will also need to hire additional creative talent and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original and licensed content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions. Our success depends, in large part, upon our ability to find, license and create successful intellectual property which may be difficult in our field. Any of the foregoing issues could adversely affect our operating results. • We have or have had related party transactions. We had a debt to a creditor that is also an equity holder in our company through that debt agreement. This could cause a conflict of interest and may give this creditor influence over our operations and financial stability if we are not able to repay the debt. • We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of large public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect that if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements, we will incur additional expenses and diversion of management's time. • Natural disasters, such as Covid-19, and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Such events could make it difficult or impossible for us to deliver our products or services to our customers or could decrease the demand for our products and content. They could also result in us not being able to continue with our various projects or in making it difficult or impossible for us to create new products or content to be monetized or to provide new services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak a Pandemic and we are still feeling the adverse effects of the Covid 19 outbreak across the global economy. The full extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, which could last for many years to come, the impact on our customers and our sales cycles, the impact on customer, employee or industry events, and the effect it will have on our vendors and industry, all of which are uncertain and cannot be predicted. The exact impact of COVID-19 disruptions on our overall and future financial condition and results of operations is difficult to predict. The overall impact of this cannot be predicted or foreseen, but it is highly probable that this could have a negative effect on our industry as a whole, and therefore our company specifically, for years to come. The overall unpredictability of public sentiment, fear of gathering in large groups, employment and future disposable income for our intended audiences, the financial health of other companies such as theater chain owners in our industry, and other unforeseen variables all make it very difficult to predict when, or if, our industry will recover from the COVID-19 pandemic. There is also a risk that in the future something similar could happen again with these, and other unintended, consequences. There is no certainty that another outbreak might occur which could adversely affect our financial operations. • Animation Risks Animation and Animated Content has an intense core fan base, but it is very expensive and competitive. The lack of awareness of our brand and projects, among fans who have a large number of entertainment choices, may adversely affect our operating results. We must build and maintain a strong brand identity to attract and retain a broad fan base for our projects. The creation, marketing and distribution of animated content and digital programming that our fans value and enjoy is at the core of our business and is critical to our ability to generate revenues. Also important are effective consumer communications, such as marketing, customer service and public relations. The role of social media by fans and by us is an increasingly important factor in our brand perception. If our efforts to create compelling content, goods, merchandise, and/or otherwise promote and maintain our brand or projects, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in demand and viewership of our content and the sale of our merchandise, and in the future, impact our projects, animated series, television and/or film viewership, which would adversely affect our operating results. We may be associated with actors, voice over artists, and writers who are subject to changing public perceptions. The public perception of the persona depends on the social and political climate of the day, of which we have no control over, and personas that have previously been objects of derision may take on social significance that was never intended. Social media enables perceptions to spread quickly, whether accurate or not. This could impact our reputation and, depending on the severity, could adversely affect event ticket sales and our operating results. • There is no current market for Pencilish Animation Studios, Inc's shares. There is no formal marketplace for the resale of our securities. Shares of our Class A Voting Common Stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class A Voting Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 19, 2023.

Pencilish Animation Studios Inc.

By   /s/ *Tom Bancroft*

     Name: <u>Pencilish Animation Studios Inc</u>

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Pencilish Animation Studios, Inc. (the
"Company") a Delaware Corporation

Financial Statements and Independent
Auditor's Report

Years Ended December 31st, 2021 and 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Pencilish Animation Studios, Inc.

We have audited the accompanying statement of financial position of Pencilish Animation Studios, Inc as of December 31, 2021 and 2022 and the related statement of operations, statement of cash flows, and the statement of changes in stockholder equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Pencilish Animation Studios, Inc as of December 31, 2021 and 2022 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 7, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 29th, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	409,063	1,348,456
Restricted Cash	46,584	-
Accounts Receivable	30,000	800
Interest Receivable	1,900	700
Inventory	4,160	1,178
Loan Receivable - Related Party	20,000	20,000
Other	596	
Total Current Assets	512,302	1,371,134
Non-current Assets		
Deferred Offering Costs	-	-
Production Costs	-	47,328
Patents and Trademarks	1,750	1,750
Total Non-Current Assets	1,750	49,078
TOTAL ASSETS	514,052	1,420,212
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	35,708	46,360
Total Current Liabilities	35,708	46,360
TOTAL LIABILITIES	35,708	46,360
EQUITY		
Class A Common Stock ($.0001 par value)	167	160
Class B Common Stock ($.0001 par value)	216	216
Additional Paid-In-Capital	2,350,637	2,111,988
Accumulated Deficit	(1,872,675)	(738,513)
Total Equity	478,345	1,373,852
TOTAL LIABILITIES AND EQUITY	514,052	1,420,212

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Service Income	60,000	-
Ad revenue	304	-
Merchandise Sales Revenue	2,415	6,010
Refunds	(15)	-
Cost of Revenue	395,355	4,884
Gross Profit	(332,651)	1,126
Operating Expenses		
Expenses paid to related party for marketing	21,556	333,502
Marketing And Advertising	21,063	23,623
Payroll	703,213	284,657
General and Administrative	53,420	79,637
Total Operating Expenses	799,252	721,420
Operating Income (loss)	(1,131,903)	(720,294)
Other Income		
Interest Income	1,200	700
Other		-
Total Other Income	1,200	700
Other Expense		
Interest Expense		1,500
Other	3,459	-
Total Other Expense	3,459	1,500
Provision for Income Tax		-
Net Income (loss)	(1,134,162)	(721,094)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,134,162)	(721,094)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(10,652)	39,713
Interest Receivable	(1,200)	(700)
Inventory	(2,982)	(1,178)
Accounts Receivable	(29,200)	(800)
Change in production costs	47,327	(47,327)
Change in deferred Expenses	(10,000)	15,500
Other	(596)	(78)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(7,303)	5,130
Net Cash provided by (used in) Operating Activities	(1,141,465)	(715,964)
INVESTING ACTIVITIES		
Patents and Trademarks	-	(1,750)
Related Party Loan	-	(20,000)
Net Cash provided by (used by) Investing Activities	-	(21,750)
FINANCING ACTIVITIES		
Issuance of Class A and Class B Common Stock, net of offering costs	248,656	2,109,673
Related Party Loan Payments	-	(30,300)
Net Cash provided by (used in) Financing Activities	248,656	2,079,373
Cash at the beginning of period	1,348,457	6,797
Net Cash increase (decrease) for period	(892,809)	1,341,660
Cash and Restricted Cash at end of period	455,647	1,348,457

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock		APIC	Stock Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount				
Ending Balance 12/31/2020	840,000	84	2,160,000	216	2,436	(45)	(17,419)	(14,728)
Offering Costs	-	-	-	-	(157,825)	-	-	(157,825)
Vesting of Shares	-	-	-	-	-	45	-	45
Issuance of Common Stock	757,100	76	-	-	2,267,377		-	2,267,453
Net Loss	-	-	-	-	-	-	(721,094)	(721,094)
Ending Balance 12/31/2021	1,597,100	160	2,160,000	216	2,111,989	-	(738,513)	1,373,852
Issuance of Common Stock	77,243	7	-	-	303,343	-	-	303,350
Offering Costs	-	-	-	-	(64,695)	-	-	(64,695)
Net Loss	-	-	-	-	-	-	(1,134,162)	(1,134,162)
Ending Balance 12/31/2022	1,674,343	167	2,160,000	216	2,350,637	-	(1,872,675)	478,345

Pencilish Animation Studios, Inc.
Notes to Financial Statements
December 31st, 2022

Note 1 - Organization and Nature of Activities

Pencilish Animation Studios, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware on October 8th, 2020. The company is the world's first crowd owned animation studio. They will be creating licensed and owned intellectual property in the animation space for monetization through licensing, merchandising, and other revenue streams.

The Company will conduct an additional equity crowdfunding offering during 2023 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary objective is to generate revenue via the distribution and peripheral revenues of its animated content that are under production. The Company's primary performance obligation is to deliver animation services in accordance with the service contracts and revenue is recognized as the services are delivered to the satisfaction of the customer.

The Company also generates revenue via the sale of merchandise. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of marketing, payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, New York, and New York City. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Note 3 - Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 - Related Party Transactions

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. In 2020 the Company entered into a promissory note with a company controlled by a majority shareholder for an amount of $30,000. Additionally, in exchange for the loan, the note holder also received a 4% equity participation in the Company's shares of Class B common stock, for a total of 120,000 shares. The loan was repaid in 2021.

The Company incurred $333k and $22k in 2021 and 2022 respectively in marketing expenses related to its equity crowdfunding campaign. These expenses were paid to a Company controlled by a shareholder.

In 2021 the Company loaned $20,000 to a Company controlled by a shareholder at 6% interest deferred until maturity in 2022. The amounts were loaned to fund the creation of an animated series. Additionally, in exchange for the loan, the Company will receive 33% of the revenue from the animated series and other connected ancillary revenue streams, excluding live events and live action television show.

Note 5 - Stockholder's Equity

The company has authorized 6,000,000 shares of common stock and 3,000,000 shares of preferred stock with a par value of $.0001 each. Common stock is further separated into common stock Class A and Class B with 3,000,000 shares of each. Class B common stock shares are convertible into 10 shares of class A common stock. Class A common stock is entitled to 1 vote per share and Class B is entitled to 10 votes per share.

Note 6 - Subsequent Events

The Company has evaluated events subsequent to December 31st, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29th, 2023, the date these financial statements were available to be issued. No ezvents require recognition or disclosure.

Note 7 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

CERTIFICATION

I, Tom Bancroft, Principal Executive Officer of Pencilish Animation Studios Inc., hereby certify that the financial statements of Pencilish Animation Studios Inc. included in this Report are true and complete in all material respects.

Tom Bancroft

CEO